Exhibit 99.1

Azure Power Wins Largest Capacity (600MWs) under India’s Largest Solar Auction

•	Offtaker is AA+ domestic debt rated government entity (SECI)

•	Azure Power’s tariff is ~4% above the lowest bid in the same auction

•	First project for Azure Power’s 2020 pipeline

New Delhi, July 05, 2018: Azure Power (NYSE: AZRE), one of India’s leading independent solar power producers, announced it has won a 600 megawatt (MW) solar power project through an auction conducted by Solar Energy Corporation of India (SECI), a Government of India enterprise and a company with an AA+ domestic debt rating by ICRA, a Moody’s Company. The project is the largest solar auction in India and also the first Interstate Transmission System (ISTS) grid connected solar PV project auctioned by SECI. Azure Power expects to sign a 25-year power purchase agreement with SECI to supply power at a tariff of INR 2.53 (~US 3.9cents) per kWh, approximately 4% higher than the lowest bid in the same auction. The project can be developed outside a solar park anywhere in India and is expected to be commissioned by 2020.

The 600 MWs win, out of the total 2,000 MWs tendered in the auction, is the largest allocation of any solar auction in India. Azure Power’s total portfolio is spread across 23 states with approximate 80% of its operating or committed projects with counterparties that have domestic debt ratings that are A or higher.

Speaking on this occasion, Inderpreet Wadhwa, Founder, Chairman and Chief Executive Officer, Azure Power said, “We are pleased to announce our largest capacity win and with this, we continue to demonstrate our strong project development, engineering, and execution capabilities Our long history of superior solar power operations right from the inception of the National Solar Mission has contributed to our success of procuring one of the largest solar power contracts with SECI. We are delighted to make this contribution towards the realization of our Hon’ble Prime Minister’s commitment towards clean and green energy, through solar power generation.”

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-Indian portfolio over 2 gigawatts. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India. It has developed, constructed and operated solar projects of varying sizes, from utility scale, rooftop to mini & micro grids, since its inception in 2008. Highlights include the construction of India’s first private utility scale solar PV power plant in 2009 and the implementation of the first MW scale rooftop project under the smart city initiative in 2013.

For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the SEC from time to time. In the press release, megawatts portfolio represents the aggregate megawatt capacity of solar power plants pursuant to PPAs, signed or allotted or where the Company has been cleared as one of the winning bidders or won reverse auction, but yet to receive letter of allotment. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power